FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Fifth Investor Conference. Building a fully integrated player - Creating the next growth platform Jaime Smith Executive Chairman. Cesky Telecom	32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Telefónica, S.A.
Date:	May 25th , 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors



FIFTH **INVESTOR** CONFERENCE

Valencia. May 25 th - 26 th. Ciudad de las Artes y las Ciencias

Telefónica

FIFTH INVESTOR CONFERENCE

Building a fully integrated player – Creating the next growth platform

Jaime Smith
Executive Chairman, Český Telecom

FIFTH **INVESTOR** CONFERENCE
Valencia. May 25 th - 26 th.
Ciudad de las Artes y las Ciencias

THE BEST COMBINATION OF GROWTH AND RETURNS

Telefónica

Valencia - May 25, 2006

Telefónica

Disclaimer

This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Although Telefónica believes that these statements are based on reasonable assumptions, such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors, most of which are difficult to predict and are generally beyond Telefónica's control.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica's management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica's performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

Index

01 Czech Republic – small country with promising future

Social data



- Population: 10.2 million
- Area 78,866 km²
- Date of accession to EU: May 04

Macroeconomic data

Real GDP growth
Percent



6.0
5.5
5.1
4.4
3.9
2005
06
07
08
2009

Inflation
Percent



1.9
2.6
2.1
1.9
1.9
2005
06
07
08
2009

Real GDP per capita



Czech Republic
EU average
EUR thousand (2005)
23.3
23.8
24.2
24.7
25.1
9.6
10.1
10.6
11.1
11.5
2005
06
07
08
2009

Unemployment rate
Percent



8.9
8.8
8.5
8.3
8.1
2005
06
07
08
2009

Source: Czech Statistical Office, Economist Intelligence Unit 2006

01 Český Telecom was facing several challenges before it was acquired by Telefónica

Fixed – Český Telecom

NUMBER OF CUSTOMERS
Thousand


-6.1%
Fixed lines
of which ADSL
3,586
3,368
15
101
2003
2004

REVENUE MARKET SHARE


75%
71%
2003
2004

ARPU EUR per month


-5.5%
23.4
22.0
2003
2004

Mobile – Eurotel

NUMBER OF CUSTOMERS
Thousand


+4.3%
Total SIMs
of which GPRS, CDMA
4,215
4,394
32
89
2003
2004

REVENUE MARKET SHARE


Eurotel
45%
42%
2003
2004

ARPU EUR per month


-4.5%
18.5
17.7
2003
2004

Note: Fixed ARPU – access + voice + Internet per average number of lines (excluding service lines)
Mobile ARPU – mobile service revenues excluding roaming visitors per customer

01 Therefore we defined and implemented business initiatives for 2005-06

	Fixed – Český Telecom	Mobile – Eurotel
Consumer	▪ Redefine the broadband connectivity market ✓ (Completed) ▪ Redesign the price plan architecture (flat rate, etc.) and improve price perception ✓ (Completed) ▪ Reverse the negative trend in line churn ✓ (In progress) ▪ Increase the capacity and reach of sales channels ✓ (In progress)	▪ Redesign prepaid pricing, modify postpaid pricing, and improve price perception ✓ (Completed) ▪ Redesign handset strategy ✓ (Completed) ▪ Develop a segmented marketing machine ✓ (In progress) ▪ Ensure successful 3G launch ✓ (Completed)
SME	▪ Redesign the price plan architecture and improve price perception ✓ (Completed) ▪ Build a range of SME business solutions on top of the ADSL offer ✓ (In progress) ▪ Stimulate performance of the own sales force and develop an indirect channel ✓ (In progress)	▪ Improve management of frame and binding contracts ✓ (Completed) ▪ Boost data services with standardized and horizontal business applications ✓ (In progress) ▪ Optimize use of discounts ✓ (In progress)
Corporate/ transversal /sales channels	**Corporate** ▪ Become a personalized, reliable and integrated ICT solutions provider ✓ (In progress) ▪ Develop the best commercial sales force ✓ (In progress) **Transversal** ▪ Provide the best service to our customers ✓ (In progress)	**Sales channels** ▪ Optimize the residential distribution strategy with focusing on POS ✓ (In progress) ▪ Develop an aggressive hunting channel ✓ (Completed) ▪ Redesign the indirect channel ✓ (In progress) ▪ Enhance performance of sales reps ✓ (In progress)

✓ Completed ✓ In progress

FIFTH INVESTOR CONFERENCE

01 Telefónica's know-how is being leveraged to increase ADSL penetration in Czech Republic

OVER THE LAST 9 MONTHS, THE BB VALUE PROPOSITION WAS REDEFINED...

- Redesign of broadband pricing
- Speed upgrade (up to 4x) to deliver a superior offer vis-à-vis competitors
- Aggressive mass media campaign
- Continuous effort to improve service quality and reliability
- Launch of innovative value added services, such as PC security

- **The number of ADSL lines has doubled over the last 9 months**

ADSL PENETRATION GROWTH
(ADSL lines over households)



2x
0.4%
2.4%
3.9%
6.5%
8.0%
Dec-03
Dec-04
Jun-05
Dec-05
Mar-06

AVERAGE QUARTERLY NET ADDS
(Thousand)



22
32
55
64
2004
1H 2005
2H 2005
1Q 2006

Source: Czech Statistical Office – number of households

FIFTH INVESTOR CONFERENCE

01 Synergies worth operating cash flow of EUR 128 million resulting from being part of the Telefónica Group were identified

SYNERGY AREA	EXAMPLES OF INITIATIVES
Purchasing	▪ Use of Telefónica's IPTV solution (HW, SW, ST box) ▪ Renegotiation of 2G (GSM) technology purchasing, SIM card purchasing and cooperation with Telefónica in vendor negotiations ▪ IT and VAS infrastructure purchasing from 3rd parties ▪ Network infrastructure – price reduction of DSLAMs and splitters, PDH and SDH
Products	▪ Roaming – directing roaming traffic of Group customers through Group networks, resulting in decrease of 3rd party roaming fees ▪ E-office – launch of broadband VAS products for SMEs ▪ Shorter time to market for IPTV
Other	▪ Use of Telefónica's insurance subsidiary (Pleyade) to buy insurance originally contracted to 3rd parties ▪ Quick-win utilization of selected common network platforms

Total operation cash flow 2005-2009 of synergies:
EUR 128 million

2H 2005 and 2006 synergies

- By end of Q1 realized EUR 9.5 million (~50% of total)

Telefónica

Exchange rate 1 EURO: 29.77963 CZK

01 These initiatives have already led to an improvement of financial performance

EUR million


2005 vs. 2004*
2006 vs. 2005
Revenue**
-7.9
-12.7
-0.7
5.0
2.3
+2%
0%
-2%
OIBDA***
-16.1
-22.2
6.0
10.9
2.7
+5%
0%
-5%
-10%
Q1
Q2
Q3
Q4
Q1
Acquired by Telefónica

Negative revenue trend improved

- -0.1% in Q3 2005
- +1.0% in Q4 2005
- +0.5% in Q1 2006

Resulting in OIBDA increase

- +2.4% in Q3 2005
- +4.8% in Q4 2005
- +1.1% in Q1 2006

* Actuals restated for accounting policy change
** Business and other revenues
*** OIBDA before one-off items
Exchange rate 1 EURO: 29.77963 CZK

FIFTH INVESTOR CONFERENCE

Index

Telefónica

02 The unique situation in the Czech market calls for a fixed-mobile convergence strategy

Fixed-mobile convergence

Market trends

- Fixed-mobile voice substitution is among the highest in Europe
- The broadband Internet access market is already converging

Competitors

- Competition is intensifying as mobile and cable operators develop full product offers and new players enter with new technologies

Customer needs

- Czech customers show interest in obtaining multiple services from a single provider using an integrated service and sales model
- They indicate demand for tested convergent products

Regulatory environment

- The Czech regulatory environment is easing up
- The Czech Regulatory Authority and the Antimonopoly Office have not raised concerns about FM convergence

We want to be the leaders of the fixed-mobile trend

02 The Czech Republic is at the forefront of fixed-mobile convergence...

The Czech market is one of the most advanced in fixed-mobile substitution



Total traffic, 2005
Billion minutes
100% = 12 184 122 42 228 279
Mobile
Fixed
62 38
44 56
42 58
28 72
28 72
16 84
Czech Republic
France***
Spain*
Poland
UK**
Germany

This is driven by a unique situation in mobile penetration and relative F-M prices



2005
Ratio of mobile to fixed penetration
Ratio of fixed to mobile price
Czech Republic
Spain*
UK**
Poland***
France
Germany
3.7
2.3
2.0
1.9
1.4
1.4
Average

* Based on data for first half of 2005
** Based on data for 1-3Q 2005
*** Based on 2004 data

Source: Regulators; company annual reports; IDC; Pyramid; analysis

02 ...which together with advanced broadband convergence results in fixed line churn

The broadband market convergence is advanced due to late ADSL introduction

Broadband connections by access technology, 2005
Percent


Other/ wireless
Cable
ADSL
40
20
40
27
73
21
78
22
78
7
93
96
Czech Republic
UK
Poland
Spain
France
Ger-many

As a consequence of this access line churn becomes a reality


Incumbent
PSTN+ISDN channels change
CAGR 2003-2005
Český Telecom
-6.6
Average of 7 European operators*
-2.7

* Includes Telefónica de España, France Telecom, Deutche Telecom, British Telecom, Telecom Italia, Portugal Telecom and TPSA

Source: Analysis – March 2006; Company annual reports

FIFTH INVESTOR CONFERENCE

02 Competition is intensifying as operators develop full product offers and new players enter

Cable operators/ fixed players

- Cable operators are moving from TV-only offers to 2P and 3P value propositions
- Other fixed players are building full-scale voice and data offers

UPC Karneval GTS Novera

Mobile players

- Mobile players are building full-scale voice, Internet access and content offers for consumers and corporate clients

T-Mobile vodafone

New entrants

- New players are entering with innovative business models and technologies (e.g., free voice services, VoIP-based offers)

BT

02 Czech customers are interested in an integrated value proposition

Percent

Preference for a single vs. multiple provider(s) of telecom services


Multiple providers
Single provider
Without TV
Including TV
14
33
53
30
36
34
Czech Republic
EU average

Preference for an integrated vs. separate customer interface


Preference for single, integrated bill
81
Preference for a single point of customer service
90
Preference for a single point of sales
85

Source: Quantitative market research in the Czech Republic, N=700; Factum Invenio, in 2006; EU results from fixed-mobile market research in 8 European countries, N=5,364, in 2004

02 And 2 target segments indicate high demand for fixed-mobile convergent offers

Percent

SEGMENT DESCRIPTION		SHARE OF TOTAL SPEND	ATTRACTIVENESS OF TESTED FMI PRODUCTS (AVERAGE)	STRONGEST INTEREST IN
Advanced telecom users	▪ Larger households with kids, higher income ▪ Use full range of products with high Internet, fixed and mobile	51	59	▪ F + M voice + Internet ▪ F + M Internet access ▪ Triple play
Fixed traditio-nalists	▪ Families with teenage/grown-up kids ▪ Use full range of products, still with high penetration of fixed	19	43	▪ F + M voice bundle ▪ F + M Internet access ▪ Home gateway
Mobile only	▪ Younger families with smaller kids ▪ Usage highly concentrated in mobile, future need for Internet	19	29	▪ High preference for bundles around mobile
Basic voice talkers	▪ Singles and teenagers ▪ Usage also concentrated in mobile (prepaid) with some fixed voice	11	20	▪ Limited interest due to limited telecom needs (basic voice only)

Source: Quantitative market research in the Czech Republic, N=700, Factum Invenio

02 The Czech regulatory environment indicates support for fixed-mobile convergence

During ongoing analysis of 18 relevant markets, the Czech regulator has been easing selected regulatory measures

- In the markets of the fixed public telephony access (markets 1 and 2) and the fixed local, national and international telephone services for residential (markets 3 and 4) Český Telecom found in an SMP position, therefore
  - CS/CPS offer and wholesale line rental regulatory measures required, however retail price regulation eliminated
- Analysis of the wholesale broadband access (market 12) is currently ongoing
- Mobile access and call origination (market 15) found competitive, no regulation imposed on Eurotel, MVNO not required
- All operators found in SMP on the market of mobile voice call termination on individual networks (market 16), therefore interconnect fees remain regulated

- The Czech Regulatory Authority and the Antimonopoly Office have not raised concerns about fixed-mobile convergence
- New convergent products will not be subject to any additional regulation on top of current regulations for fixed and mobile services (the general condition of offer replicability still holds)
- Legal requirements for customer data-sharing will be eased as a consequence of legal integration into a single company

FIFTH INVESTOR CONFERENCE

Index

Telefónica

02 Our fully integrated organization is designed around customer segments

INTEGRATION PRINCIPLES

- Revenue-driven integration with new convergent revenue streams
- Customer satisfaction and convenience as the number one priority
- Leveraging the best of both organizations
- Transforming fixed commercial skills to prepare for future challenges

Our new vision

- To enable new customers to make the most of their world and its possibilities through the solutions we offer

Telefónica O2 Czech Republic, a.s.

Our new brand

O2 Telefónica

- Bold
- Open
- Trusted
- Clear

Eurotel

- Leading product innovation, flexibility and short time to market
- Deep customer insight and focus
- High-quality mobile network with broad coverage

ČESKÝ TELECOM

- Strong position in the corporate segment
- High-capacity, reliable fixed network
- Pockets of operational excellence in both companies

02 Our fully integrated organization is designed around customer segments

CEO

- **Consumer Division**
- **Business Division**
- **Operations Division**
- **Finance Division**
- HR and Support Services
- Product Development
- Wholesale
- Other HQ functions

Consumer Division

- Integrated fixed and mobile consumer segments with
  - Fully integrated sales channels
  - Single management of customer care
  - Separate marketing for fixed and mobile products
- Increased commercial focus

Business Division

- Integrated fixed and mobile Corporate and SME segments with
  - Integrated sales forces
  - Integrated customer care
  - Single segment marketing
- Increased commercial focus

Operations Division

- Integrated fixed and mobile telecommunication networks and IT in response to technology convergence
- Focus on efficiency and quality service

Finance Division

- Integrated fixed and mobile finance and controlling support
- Fast, high-quality support for management-level decision making

HR and Support Services, Product Development, Wholesale, Other HQ functions

- Integrated fixed and mobile support and headquarter activities
- Fast and reliable support for the rest of the organization

02 The integration program is scheduled over 3 years

	First year	Second year	Third year
Focus	Integration of sales channels and customer care	Creation of single product catalogue (fixed, mobile and integrated products) with segmentation of the market fully completed	Complete convergence of systems and processes

Actions

First year

- Integration of point of sales channels
- Corporate and business sales force integration
- Re-branding and cultural alignment
- Central marketing intelligence and campaign management
- Network and IT quick-wins (NMC, operations, data centers)
- Network and IT convergence strategy
- Launch of first convergent products
- Budgeting and reporting alignment

Second year

- Launches of more sophisticated convergent products
- Common data warehouse and CRM consolidation based on the new segmentation
- Full integration of residential sales and customer service
- Further performance improvement of business sales channels and growth of indirect channels
- Consolidation of IP networks and common transmissions
- IT infrastructure integration
- Finalization of cultural alignment

Third year

- Integration of core networks and external customer applications
- Converged BSS and common OSS IT systems
- Further professionalization of sales and service channels
- Development of new integrated products for residential and business markets
- Optimization of organizational structures and move to a fully segment-oriented organization

FIFTH INVESTOR CONFERENCE

02 Management will focus on 12 priorities in 2006

Area	2006 (2Q – 3Q – 4Q)	December 2006 end products
Consumer	Development of F-M convergent products	2 products launched
Consumer	Integration of points of sale	Most of stores integrated
Consumer	Customer care integration	Integrated CC interface
Consumer	Marketing intelligence and campaign management – Group Data Warehouse	First campaign tools
Business	Corporate sales force integration	Single integrated sales force
Business	Business sales force and customer care integration	Ongoing
IT & Network	ICT network strategy	Strategy defined
IT & Network	Network operations	Regional operations integrated
IT & Network	IT infrastructure and operations	Ongoing
Horizontal projects	Controlling processes, budget and reporting alignment, SAP integration	Completed, SAP going live
Horizontal projects	Re-branding	Completed
Horizontal projects	Cultural alignment	Ongoing

Telefónica

Index

02 Substantial financial synergies related to fixed-mobile integration exist

EUR million


X% Share of expected FMI synergies
~35%
~65%
128
115-138
243-266
ČTc – Telefónica synergies 2005-2009
Revenue – synergies 2006-2009
OPEX synergies 2006-2009
Fixed – mobile integration synergies
Total synergies

FINANCIAL IMPACT

- Expected FMI synergies amounting to OpCF* = EUR 115-138 million
- In addition to the already announced synergies resulting from being part of Telefónica Group OpCF* = EUR 128million
- Neutral OIBDA impact in Year 1 (2006)

* In terms of guidance calculation, operating income before D&A excludes other exceptional revenues/expenses not foreseeable in 2006-09; for comparison purpose, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures

Exchange rate 1 EURO : 29.77963 CZK

02 Creating shareholder value – revenue synergies account for ~65%

	CONSUMER	SME	CORPORATE
Cross/ up-selling	▪ Gradual introduction of a full portfolio of products across all integrated sales channels (POS, e-shop, indirect, retail, telesales)	▪ Introduction of a single sales representative model offering all products	▪ Introduction of a single account manager model offering all products ▪ Offer of a single customer care contact (post-sales service)
Improved retention	▪ Introduction of an integrated customer retention process for fixed and mobile services	▪ Introduction of an integrated customer retention process for fixed and mobile services	
New value proposition	▪ Gradual introduction of convergent products — F-M Internet access bundle — IP Homezone	▪ Gradual introduction of convergent SME products — Voice bundle — Data bundle	▪ Offer of integrated fixed-mobile convergent business solutions for corporate customers

02 Creating shareholder value – OPEX synergies account for ~35%

SYNERGY AREA	EXAMPLES OF INITIATIVES
Sales and marketing	▪ Optimization of sales channel structure with single management ▪ Streamlining and customer care performance improvement ▪ Integration of back office sales channels
Network	▪ Operational savings from — Integrated network operations and maintenance — Single network supervision — Integrated core network planning and coordination in access network planning
IT	▪ Operational savings from — Using an integrated infrastructure and middleware — Using unified IT service platforms — Selective integration of Business Support Systems
Support and HQ functions	▪ Leveraging scale and eliminating duplications in — Support functions such as Procurement, Logistics, Real Estate, Security, etc. — Headquarter functions such as Finance, HR, Controlling, Legal, Communications, etc.

- **Operating cash flow of total OPEX synergies:** EUR 40-49 million

Index

03 Telefónica O2 Czech Republic financial commitments

EUR million	FY 2005	CAGR 2002-05	2005-09E CAGR*
Revenues	2,049	-2%	0-2%
Operating Income before D&A**	970	-4%	1-3%
Operating Income**	371	-2%	14-18%
			EUR million 2006-2009
CAPEX	204	-23%	900-1,000

* CAGR 2005-2009E guidance assumes constant exchange rates as of 2005 and excludes changes in consolidation

** In terms of guidance calculation, Operating Income before D&A and Operating Income excludes other exceptional revenues/expenses not foreseeable in 2006-2009. For comparison purpose, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures

Exchange rate 1 EURO: 29.77963 CZK

Telefonica